No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341


06011386

1 March 2006

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America


MACQUARIE
BANK


SEC MAIL
RECEIVED
MAR 0 6 2006
WASH, D.C.
185

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

SUPPL

Yours sincerely

pp.

Dennis Leong
Company Secretary

dlw 3/7

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John R Niland AC
Date of last notice	6 February 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by John Niland and Carmel Niland as trustees for the Niland Family Superannuation Fund (No 2) of which John Niland is the beneficiary.
Date of change	27 February 2006
No. of securities held prior to change	10,291 MIG stapled securities
Class	MIG stapled securities
Number acquired	10,000 stapled securities
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.48 per stapled security
No. of securities held after change	20,291 MIG stapled securities
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 1 March 2006

+ See chapter 19 for defined terms.

ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Energy Capital 8232 3444 Facsimile 8232 3590
Futures 8232 7580 Facsimile 8232 4412
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO CANADA OR JAPAN


MACQUARIE
BANK

ASX Release

LONDON STOCK EXCHANGE PLC ("LSE") –OFFER LAPSED

1 March 2006 – Macquarie Bank notes the attached release by Macquarie London Exchange Investments Limited ("MLX") which was made in London overnight in relation to the MLX Offer Document.

For further information, please contact:

Jenny Kovacs, Investor Relations	Tel: +61 2 8232 3250
Matthew Russell, Media Relations	Tel: +61 2 8232 4102

Level 29
CityPoint
1 Ropemaker Street
London EC2Y 9HD
UNITED KINGDOM

Telephone +44 20 7065 2000
E-mail mlx@macquarie.com

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO CANADA OR JAPAN

For immediate release **28 February 2006**


MACQUARIE

MACQUARIE LONDON EXCHANGE INVESTMENTS LIMITED ("MLX")

Cash Offer for the London Stock Exchange plc ("LSE")

Offer Update - Offer Lapsed

On 20 February 2006, MLX announced that it would not be extending its Offer for the London Stock Exchange plc beyond 28 February 2006.

As at 3.00pm on 28 February 2006, being the Third Closing Date, valid acceptances of the Offer had been received in respect of 1,000,882 LSE Shares, representing approximately 0.4 per cent. of the issued ordinary share capital of the LSE. The number of valid acceptances includes a valid acceptance received in respect of the irrevocable undertaking made in favour of MLX by European Financial Investments Limited, a Cayman Islands company indirectly controlled by Macquarie and OZ Master Fund, Ltd and OZ Europe Master Fund Ltd to procure acceptance of the Offer in respect of 792,000 LSE Shares, representing approximately 0.3 per cent of the entire issued ordinary share capital of the LSE.

As the acceptance condition to the Offer has not been satisfied, the Offer has lapsed and is no longer open for acceptance.

Save as disclosed in the Offer Document and above, neither MLX, Macquarie, nor, so far as MLX and Macquarie are aware, any person acting in concert with either party, is interested in or has any rights to subscribe for any LSE Shares, nor does any such person have any short position or any arrangement in relation to LSE Shares. For these purposes "arrangement" includes any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery and borrowing and lending of LSE Shares. An "arrangement" also includes any indemnity or option arrangement, any agreement or any understanding, formal or informal, of whatever nature, relating to LSE Shares which may be an inducement to deal or refrain from dealing in such securities.

"Interest" includes any long economic exposure, whether conditional or absolute, to changes in the prices of securities and a person is treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Incorporated in England and Wales Registered Number 5582628
Registered Office: 100 New Bridge Street, London EC4V 6JA, United Kingdom

ENQUIRIES

MLX — +44 (0) 20 7065 2335 / 2420
Alison Jefferis
Karen Smith

Citigate Dewe Rogerson — +44 (0) 20 7638 9571
Patrick Donovan
Toby Moore

Goldman Sachs International — +44 (0) 20 7774 1000
Simon Dingemans
Basil Geoghegan

FURTHER INFORMATION

Terms used in this announcement shall have the meaning given to them in the Offer Document.

Goldman Sachs International, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as financial adviser and joint corporate broker to MLX, MFIF and Macquarie Bank Limited and no-one else in connection with the Offer and will not be responsible to anyone other than MLX, MFIF and Macquarie Bank Limited for providing the protections afforded to clients of Goldman Sachs International or for providing advice in relation to the Offer.

Dresdner Kleinwort Wasserstein Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as joint corporate broker to MFIF, MLX and Macquarie Bank Limited and no one else in connection with the Offer and will not be responsible to anyone other than MLX, MFIF and Macquarie Bank Limited for providing the protections afforded to clients of Dresdner Kleinwort Wasserstein Limited or for providing advice in relation to the Offer.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	17,913
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	3,999 @ $28.74 6,664 @ $30.51 7,250 @ $34.71
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/a shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	17,913 on 28/02/06

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	232,440,369 4,000,000	Fully Paid Ordinary Shares Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	31,205,052 350,000	Options over Ordinary Shares at various exercise prices Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 28 February 2006
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	277,421
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	1,666 @ $22.76 1,666 @ $24.22 10,833 @ $25.15 1,250 @ $28.19 72,472 @ $28.74 98,363 @ $30.51 87,835 @ $34.71 1,668 @ $35.24 1,668 @ $35.71
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/a shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	277,421 on 28/02/06

+ See chapter 19 for defined terms.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
232,422,456	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
31,222,965	Options over Ordinary Shares at various exercise prices
350,000	Non-cumulative Redeemable Preference Shares

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

	broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 28 February 2006
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Helen M Nugent
Date of last notice	12 December 2005 but 21 September 2005 re Macquarie Airports ("MAP") stapled securities.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	20 February 2006
No. of securities held prior to change	23,882 MAP stapled securities
Class	Ordinary stapled securities
Number acquired	705 stapled securities
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.045159 per stapled security
No. of securities held after change	24,587 MAP stapled securities

G:\CAG\COS\DLeong\BRD\ASX notices\nugent\hmn28022006.doc

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Stapled securities acquired pursuant to Distribution Reinvestment Plan

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

28 February 2006

G:\CAG\COS\DLeong\BRD\ASX notices\nugent\hmn28022006.doc

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	61,178
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	4,515 @ $28.74 10,833 @ $30.26 5,832 @ $30.51 1,666 @ $33.45 8,332 @ $33.54 30,000 @ $34.71
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/a shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	61,178 on 27/02/06

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	232,145,035	Fully Paid Ordinary Shares
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	31,500,386	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • *the date from which they do* • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 27 February 2006
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

27 February 2006


MACQUARIE
BANK

Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam,

Macquarie Life Limited, Macquarie Newton Specialist Funds Management Limited and Macquarie Portfolio Management Limited, wholly owned subsidiaries of Macquarie Bank Limited ("Macquarie"), have been granted exemption from compliance with section 259C of the Corporations Act allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited, Macquarie Newton Specialist Funds Management Limited and Macquarie Portfolio Management Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited, Macquarie Newton Specialist Funds Management Limited and Macquarie Portfolio Management Limited,

as at 24th February 2006, was 0.029%.

Yours faithfully

Dennis Leong
Company Secretary

Macquarie Bank Group of Companies
Australia and Worldwide

Level 15
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 3350
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Macquarie Bank Limited.

File Number: 82-34740


MACQUARIE

ASX/Media Release

MACQUARIE BANK-LED CONSORTIUM TO ACQUIRE US WATER UTILITY, AQUARION COMPANY

27 February 2006 – A Macquarie Bank-led consortium advises that it has entered into an agreement to acquire 100% of US water utility, the Aquarion Company (Aquarion) from Kelda Group plc of the UK, for an enterprise value[1] of US$860 million.

The consortium also includes Macquarie Essential Assets Partnership (MEAP), an unlisted Macquarie-managed fund that invests in essential infrastructure assets located in North America.

Aquarion is a well-established water utility business operating in the New England region of the United States and is one of the 10 largest privately owned water utilities in the country. Aquarion provides water distribution and other related services to approximately 677,000 people in 52 communities in the states of Connecticut, New York, Massachusetts and New Hampshire.

Aquarion's primary business line is a regulated water distribution business operating as Aquarion Water Company which is regulated at a local level by state Public Utility Commissions.

---

[1] The enterprise value is the anticipated enterprise value at closing and is net of transaction costs

Aquarion's utility assets, consisting primarily of water mains, pump stations, treatment facilities, reservoirs and other associated water-utility infrastructure, are included in the acquisition.

Commenting on the transaction, Macquarie Bank's Chief Financial Officer, Greg Ward, said: "Aquarion is yet another example of Macquarie's ability to source attractive infrastructure investments with strong and sustainable cash-generating characteristics in a stable and mature regulatory environment".

"The Aquarion business has appealing investment fundamentals. The company has a sound reputation and capable management, and we are attracted to its market leading position, consistent standards of water supply quality and high customer satisfaction levels," Mr Ward said.

It is intended that the Company's management and employees will remain with the company following the acquisition.

Macquarie Bank will commit US$205 million towards the acquisition, comprising US$100 million for a 50 per cent equity stake in Aquarion, and US$105 million in hybrid equity funding. MEAP will also commit US$100 million for its 50 per cent equity stake, taking the consortium's total equity commitment for the acquisition to US$305 million. The remainder of the acquisition price will be debt financed.

Macquarie Bank notes that MEAP has now invested, or committed to invest, its total final commitments from investors of C$460 million.

Macquarie Bank will explore a range of options for its equity holding in Aquarion prior to financial close, including potential inclusion in a Macquarie-managed fund.

The impact on Macquarie's Tier 1 capital ratio during the period of Macquarie's commitment is anticipated to be marginal.

The acquisition is subject to a number of regulatory approvals, including from the state Public Utility Commissions of Connecticut, New York and New Hampshire. Completion of the transaction is anticipated by the end of 2006.

For further information, please contact:

Matthew Russell, Public Relations Macquarie Bank (Australia)	Tel: +612 8232 4102
Erica Sibree, Investor Relations Macquarie Bank (Australia)	Tel: +612 8232 5008
Suzanne Mercer, Public Relations Macquarie Group (North America)	Tel: +1 416 607 5042
Alison Jefferis, Public Relations Macquarie Bank (Europe)	Tel: +44 20 7065 2335

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To **Macquarie Bank Limited**
ACN/ARSN **008 583 542**

1. Details of substantial holder

Name **Barclays Global Investors Australia Limited** on behalf of the Barclays Group (**"BGI"**)
ABN **33 001 804 566** (Barclays Global Investors Australia Limited)

The holder ceased to be a substantial holder on 22 February 2006

The previous notice was given to the company on 19 December 2005

The previous notice was dated 19 December 2005

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interests of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
22/2/06	BGI – *see Annexure A*	Reduction in voting power	Average price $66.46	242,413 ordinary	0.10%

3. Changes in association

The persons who have becomes associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
	See Annexure A

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Barclays Global Investors Australia Limited	1/111 Harrington Street, Sydney NSW 2000

Signature

Andrew Kuo
Company Secretary
Barclays Global Investors Australia

Date

This is "Annexure A" of 1 page referred to in Form 605 Notice of ceasing to be a substantial holder

Relevant interest in Macquarie Bank Limited ("MBL") held by members of the Barclays Group.

The list of Barclays entities with relevant interest are as follows:

Barclays Global Investors Japan Trust & Banking
Barclays Global Investors Japan Ltd
Barclays Bank (Suisse) SA
Barclays Global Investors Ltd
Barclays Private Bank Ltd
Barclays Life Assurance Co Ltd
Barclays Global Investors, N.A.
Barclays Global Fund Advisors
Barclays Global Investors Canada Ltd
Barclays Global Investors Australia Ltd

The JP Morgan Chase Bank Inc. and various other custodians (Custodians) hold shares in MBL for which the members of the Barclays Group are either:

- the responsible entity or trustee of pooled investment products such as registered managed investment schemes (Funds); or
- the investment manager of Portfolios held for a number of institutional investors. The institutional investors are generally superannuation funds regulated under the *Superannuation Industry Supervision Act 1993*.

The holding of shares in MBL was acquired as part of the wide portfolio of Australian shares and units acquired for the Funds and the Portfolios.

The members of the Barclays Group and the Custodians may hold relevant interests due to the capacity of these entities to dispose of the shares in MBL.

Each investor in a Fund owns an undivided interest in the Fund's assets, no client directly owns any asset of the Fund. The unitholding of each Fund varies from time to time as clients enter and withdraw from the Funds. The various institutional investors with portfolios delegate the management of the portfolios to the Barclays Group.

______________________________ ________________

Andrew Kuo — Date
Company Secretary
Barclays Global Investors Australia

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	1,000 @ $34.71
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/a shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1,000 on 24/02/06

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	232,083,857	Fully Paid Ordinary Shares
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	31,514,564	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

broker? | |

31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 24 February 2006
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Macquarie Bank Limited.

File Number: 82-34740

23 February 2006

BY FAX - ORIGINAL IN POST
(61 2 8232 4330)

Macquarie Bank Limited
Level 15, No. 1 Martin Place
Sydney, NSW, Australia 2000

Re: Notice of Change in Interests of Substantial Shareholder under Section 671B

Company Secretary:

Enclosed is a Notice of Change in Interests of Substantial Shareholder Under Section 671B dated 22 February 2006. Please note that a copy of this report has been sent to the Australian Stock Exchange.

Neither the Capital Group Companies, Inc. nor any of its affiliates own shares of your company for its own account. Rather, the shares reported on Form 604 are owned by accounts under the discretionary investment management of one or more of the investment management companies that make up the Capital Group Companies, Inc.

For the purposes of this Notice an outstanding share balance of 231,823,993 shares was used to calculate the percentages of holdings of the relevant share capital. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so that we may make the necessary revisions to this Notice.

Should you have questions or require additional information, please contact Gina Martinez or Vivien Tan at (213) 615-0469, or send a fax message to (213) 486-9698. Alternatively, you may contact us via E-mail at GRGroup@capgroup.com.

Regards,

Vivien Tan
Compliance Associate

Form 604

Corporations Act 2001 Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Macquarie Bank Limited

ACN/ARSN:

1. Details of substantial holder(1)

Name: Capital Group Companies, Inc.

ACN/ARSN (if applicable): n/a

There was a change in the interests of the substantial holder on: 22 February 2006

The previous notice was given to the company on: 15 December 2005

The previous notice was dated: 14 December 2005

The shares reported were owned by accounts under the discretionary investment management of 4 investment management companies (Capital Research and Management Company, Capital International S.A., Capital International Limited, and Capital Guardian Trust Company) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	11,658,300 shares	5.0430%	14,262,595 shares	6.1523%

The shares being reported under this section are owned by accounts under the discretionary investment management of 4 investment management companies (Capital Research and Management Company, Capital International S.A., Capital International Limited, and Capital Guardian Trust Company) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
15/12/2005 to 22/2/2006	Capital Group Companies, Inc.	Increased holdings	Average price of 65.2796	2,604,295 Ordinary Shares	2,604,295

See Annexure A dated 14 December 2005

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
		none			
See Annexure A dated 22 February 2006 (copy attached)					

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Capital Group Companies, Inc.	333 South Hope Street, 55th Floor Los Angeles, CA 90071

Signature

print name: Liliane Corzo Capacity: Counsel

sign here ________________ date 23 February 2006

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John G Allpass
Date of last notice	21 February 2006 but 4 January 2005 re Macquarie Airport ("MAP") stapled securities and self funding instalments.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	• MAP stapled securities held by Allpass Investments Pty Limited, a company in which John Allpass has a relevant interest; • MAP stapled securities held by John Allpass Pty Limited, as trustee for a superannuation fund of which John Allpass is a beneficiary; and • MAP Self Funding Instalments held by John Allpass Pty Limited, as trustee for a superannuation fund of which John Allpass is a beneficiary.
Date of change	20 February 2006
No. of securities held prior to change	• 141,798 MAP stapled securities held by John Allpass Pty Limited; • 7,798 MAP stapled securities held by Allpass Investments Pty Limited; and • 6,000 MAP Self Funding Instalments held by John Allpass Pty Limited.
Class	MAP stapled securities and self funding instalments
Number acquired	4,190 MAP stapled securities
Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.045159 per stapled security
No. of securities held after change	• 145,988 MAP stapled securities held by John Allpass Pty Limited; • 7,798 MAP stapled securities held by Allpass Investments Pty Limited; and • 6,000 MAP Self Funding Instalments held by John Allpass Pty Limited.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Units acquired pursuant to Distribution Reinvestment Plan

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

23 February 2006

G:\CAG\COS\DLeong\BRD\ASX notices\ALLPASS\jga23022006.doc

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	9,200
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	2,200 @ $28.74 2,000 @ $30.51 5,000 @ $34.71
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/a shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	9,200 on 23/02/06

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	232,082,857	Fully Paid Ordinary Shares
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	31,515,564	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

broker? | |

	broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 23 February 2006
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.